

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

December 5, 2007

Ms. Joanne Freeze
President and CEO
Candente Resource Corp.
#200 – 905 West Pender Street
Vancouver, British Columbia, Canada V6C 1L6

> **Re:** **Candente Resource Corp.**
> **Form 20-F/A for the Fiscal Year Ended December 31, 2006**
> **Filed November 30, 2007**
> **File No. 000-31218**

Dear Ms. Freeze:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant